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                                                                    Exhibit 99.2

            CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

         Antares Pharma, Inc. desires to take advantage of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and is filing this cautionary statement in connection with the reform act. This Quarterly Report on Form 10-Q and any other written or oral statements made by or on the Company's behalf may include forward-looking statements that reflect the Company's current views with respect to future events and financial performance. The words "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "could," "may" and other similar expressions identify forward-looking statements.

         The Company hereby advises that any forward-looking statements made by or on its behalf are subject to uncertainties and other factors that could cause such statements to be wrong. Some of these uncertainties and other factors are listed under the caption "Risk Factors" below. Though the Company has attempted to list comprehensively these important factors, the Company cautions investors that other factors may prove to be important in the future in affecting its operating results. New factors emerge from time to time, and it is not possible for the Company to predict all of these factors, nor can the Company assess the impact each factor or combination of factors may have on its business.

         Readers are further cautioned not to place undue reliance on those forward-looking statements because they speak only of the Company's views as of the date the statements were made. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

                                  RISK FACTORS

         The terms "company," "Antares," "we," "us," and "our" in this exhibit refer to Antares Pharma, Inc.

Risks Related to Our Business

We will require additional capital to continue operations beyond approximately November 2002 and we could cease operations

         Our cash position is currently insufficient to fund working capital requirements beyond approximately November 2002 and will not be sufficient for us to reach profitability. We expect our working capital needs over the next 12 months to approximate $10.0 million. This amount consists of approximately $7.0 million for research and development, $500,000 for business development, $1.2 million for marketing and sales, $600,000 for regulatory and quality assurance and $5.7 million for general and administrative expenses, all of which is offset by approximately $5.1 million of projected license fees and net product margins. We are currently seeking funds through additional equity or debt offerings, equity investments by our strategic partners/customers and divestment of non-core technologies. There can be no assurance that sufficient additional equity or debt financing will be available. If we cannot obtain financing when needed, or obtain it on favorable terms, we may be required to curtail development of new drug technologies or expansion of manufacturing capacity or cease operations altogether.

We have incurred significant losses to date, and for our last fiscal year we received an opinion from our accountants expressing doubt on our ability to continue as a going concern

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         The report of our independent accountants in our Annual Report on Form
10-K for the fiscal year ended December 31, 2001 contains an explanatory paragraph expressing substantial doubt about our ability to continue as a going concern as a result of recurring losses and negative cash flows from operations. We had negative working capital of ($2,439,577), ($11,712) and ($3,501,146) at December 31, 2000 and 2001, and September 30, 2002, respectively. We incurred net losses of ($3,967,366), ($5,260,387), ($9,499,101) and ($7,915,877) in 1999,
2000 and 2001, and in the nine months ended September 30, 2002, respectively. In addition, we have accumulated aggregate net losses from the inception of business through September 30, 2002, of approximately ($37,422,910).

         The costs for research and product development of our drug delivery technologies along with marketing and selling expenses and general and administrative expenses have been the principal causes of our losses. We expect to report a net loss for the year ending December 31, 2002, as marketing and development costs related to bringing future generations of products to market continue. Long-term capital requirements will depend on numerous factors, including, but not limited to, the status of collaborative arrangements, the progress of research and development programs and the receipt of revenues from sales of products. Our ability to achieve and/or sustain profitable operations depends on a number of factors, many of which are beyond our control. These factors include, but are not limited to, the following:

         o        the demand for our technologies;

         o our ability to manufacture products efficiently and with the required quality;

         o        our ability to increase manufacturing capacity;

         o        the level of product competition and of price competition;

         o our ability to develop additional commercial applications for our products;

         o        our ability to obtain regulatory approvals;

         o        our ability to control costs; and

         o        general economic conditions.

We depend on a limited number of customers for the majority of our revenue, and the loss of any one of these customers could substantially reduce our revenue

         During the first nine months of 2002, we derived approximately 84% of our revenue from the following three customers:

         o        Ferring Pharmaceutical NV (approximately 54%)

         o        BioSante Pharmaceuticals, Inc. (approximately 26%)

         o        Solvay Pharmaceuticals B.V. (approximately 4%)

         The loss of any one of these customers would cause revenues to decrease significantly, resulting in, or increasing, our losses from operations. If we cannot broaden our customer base, we will continue to

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depend on a few customers for the majority of our revenues. We may be unable to negotiate favorable business terms with customers that represent a significant portion of our revenues. If that occurs, our revenues and gross profits may be insufficient to allow us to achieve and/or sustain profitability.

We have limited manufacturing experience and may experience manufacturing difficulties related to the use of new materials and procedures, which could increase our production costs and, ultimately, decrease our profits

         Our past assembly, testing and manufacturing experience for certain of our technologies has involved the assembly of products from machined stainless steel and composite components in limited quantities. Our planned future drug delivery technologies necessitate significant changes and additions to our manufacturing and assembly process to accommodate new components. These systems must be manufactured in compliance with regulatory requirements, in a timely manner and in sufficient quantities while maintaining quality and acceptable manufacturing costs. In addition, our plans call for significantly increased levels of production and a shift to performing more manufacturing functions internally rather than relying on third-party suppliers, which will require us to eventually expand beyond our current facilities. In the course of these changes and additions to our manufacturing and production methods, we may encounter difficulties, including problems involving yields, quality control and assurance, product reliability, manufacturing costs, existing and new equipment, component supplies and shortages of personnel, any of which could result in significant delays in production. There can be no assurance that we will be able to successfully produce and manufacture our drug delivery technology. Any failure to do so would negatively impact our business, financial condition and results of operations.

Our technologies have achieved only limited acceptance by patients and physicians, which could have a negative effect on our revenue

         Our revenues depend on ultimate patient and physician acceptance of our needle-free injectors, gels, patches and our other potential drug delivery technologies as an alternative to more traditional forms of drug delivery including injections using a needle, tablets and liquid formulas. To date, these delivery technologies have achieved only limited acceptance from such parties. If our drug delivery technologies are not accepted in the marketplace, the pharmaceutical company partners may be unable to successfully market and sell our products, which would limit our ability to generate revenues and to achieve and/or sustain profitability. The degree of acceptance of our drug delivery systems depends on a number of factors. These factors include, but are not limited to, the following:

         o        demonstrated clinical efficacy and safety;

         o        cost-effectiveness;

         o convenience and ease of administration of injectors, transdermal gels and patches;

         o        advantages over alternative drug delivery systems; and

         o        marketing and distribution support.

         Physicians may refuse to prescribe products incorporating our drug delivery technologies if they believe that the active ingredient is better administered to a patient using alternative drug delivery technologies or they believe that the delivery method will result in patient noncompliance. Factors such as allergic reactions, patient perceptions that a gel is inconvenient and cosmetic considerations about patches may cause patients to reject our drug delivery technologies.

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         In addition, we expect that the pharmaceutical company partners will price products incorporating their drug delivery technologies slightly higher than conventional methods, which may impair their acceptance. Because only a limited number of products incorporating our drug delivery technologies are commercially available, we cannot yet assess the level of market acceptance of our drug delivery technologies.

Our success depends on the market acceptance of alternative drug delivery technologies, and the failure to obtain such acceptance could substantially reduce our revenue

         Our success will, in large part, depend upon increasing market acceptance of our drug delivery technologies as an alternative to traditional delivery systems. During the time period since initial commercial introduction, our products have had only limited success competing with traditional drug delivery systems for a variety of reasons, including the size, cost and complexity of use and maintenance of our drug delivery technologies and the relatively small number of drugs that have been self-administered. In order to increase market acceptance, we believe that we must successfully develop improvements in the design and functionality of future drug delivery technology that will reduce cost and increase appeal to users, thereby making these technologies desirable despite their premium cost over traditional drug delivery systems. Projected improvements in functionality and design may not adequately address the actual or perceived complexity of using our drug delivery technologies or adequately reduce cost. In addition, we believe that our future success depends upon our ability to enter into additional collaborative agreements with drug and medical device manufacturers, as discussed below. There can be no assurance that we will be successful in these efforts or that our drug delivery technologies will ever gain sufficient market acceptance to achieve and/or sustain profitable operations.

         Although transdermal patches are a well-accepted method of drug delivery, many other companies compete in this sector. Because the cost of manufacturing equipment for transdermal patches is high, most manufacturing is done by a limited number of contract manufacturers. Therefore, our costs will remain high and our pricing options will be limited. We may develop a superior patch, but we may not be able to price it competitively, or our margins may not justify maintaining the business if our market share is low. Patches are not central to our business strategy and may suffer from lack of attention. There can be no assurance that we will be successful in the transdermal patch market.

         Because transdermal gels are a newer, less understood method of drug delivery, our potential consumers, the pharmaceutical manufacturers, have little experience with manufacturing costs or pricing parameters. Our assumption of higher value may not be shared by the consumer. To date, transdermal gels have gained successful entry into only a limited number of markets. There can be no assurance that transdermal gels will ever gain sufficient market acceptance in those or other markets to achieve and/or sustain profitable operations.

         Although the injectable gel research field is active, there is essentially no data regarding consumer acceptance. Regulatory compliance and approvals can take a substantial amount of time due to clinical evaluations that are required for this type of method but not for other drug delivery methods. There can be no assurance that injectable gels will ever obtain the necessary regulatory approvals or gain sufficient market acceptance to achieve and/or sustain profitable operations.

A recent FDA study questioned the safety of hormone replacement therapy for menopausal women, and our female hormone replacement therapy business may suffer as a result

         In July 2002, the Federal Drug Administration halted a study being conducted on oral female hormone replacement therapy (HRT) because the study showed an increased risk of breast cancer, heart

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disease and blood clots in women taking HRT. The study looked at only one brand of oral HRT, and there is no information on whether other brands with different levels of hormones would carry the same risks. Because the FDA's findings are very recent, we cannot assess what impact, if any, they will have on the HRT market as a whole, or on our own HRT product line. Additionally, there is no information at this point regarding whether the transdermal gels and patches that we market for HRT will be shown to carry the same risks as those found in the study.

We rely on third parties to supply components for our products, and any failure to retain relationships with these third parties could negatively impact our ability to manufacture our products

         Certain of our technologies contain a number of customized components manufactured by various third parties. Regulatory requirements applicable to medical device and transdermal patch manufacturing can make substitution of suppliers costly and time-consuming. In the event that we could not obtain adequate quantities of these customized components from our suppliers, there can be no assurance that we would be able to access alternative sources of such components within a reasonable period of time, on acceptable terms or at all. The unavailability of adequate quantities, the inability to develop alternative sources, a reduction or interruption in supply or a significant increase in the price of components could have a material adverse effect on our ability to manufacture and market our products.

We may be unable to successfully expand into new areas of drug delivery technology, which could substantially reduce our revenue and negatively impact our business as a whole

         We intend to continue to enhance our current technologies and pursue additional proprietary drug delivery technologies. Even if enhanced or additional technologies appear promising during various stages of development, we may not be able to develop commercial applications for them because

         o        the potential technologies may fail clinical studies;

         o we may not find a pharmaceutical company to adopt the technologies;

         o it may be difficult to apply the technologies on a commercial scale;

         o        the technologies may be uneconomical to market; or

         o we may not receive necessary regulatory approvals for the potential technologies.

We have not yet completed research and development work or obtained regulatory approval for any technologies for use with any drugs other than insulin, human growth hormone and estradiol. There can be no assurance that any newly developed technologies will ultimately be successful or that unforeseen difficulties will not occur in research and development, clinical testing, regulatory submissions and approval, product manufacturing and commercial scale up, marketing, or product distribution related to any such improved technologies or new uses. Any such occurrence could materially delay the commercialization of such improved technologies or new uses or prevent their market introduction entirely.

As health insurance companies and other third-party payors increasingly challenge the products and services for which they will provide coverage, our individual consumers may be unable to afford to use our products, which could substantially reduce our revenues

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          Our injector device products are currently sold in the European
Community (EC) and in the United States for use with human growth hormone or insulin. In the United States the injector products are only available for use with insulin. A transdermal patch containing estradiol for hormone replacement therapy is sold in Chile.

         Although it is impossible for us to identify the amount of sales of our products that our customers will submit for payment to third-party insurers, at least some of these sales may be dependent in part on the availability of adequate reimbursement from these third-party healthcare payors. Currently, insurance companies and other third-party payors reimburse the cost of certain technologies on a case-by-case basis and may refuse reimbursement if they do not perceive benefits to the technology's use in a particular case. Third-party payors are increasingly challenging the pricing of medical products and services, and there can be no assurance that such third-party payors will not in the future increasingly reject claims for coverage of the cost of certain of our technologies. Insurance and third party payor practice vary from country to country, and changes in practices could negatively affect our business if the cost burden for our technologies were shifted more to the patient. Therefore, there can be no assurance that adequate levels of reimbursement will be available to enable us to achieve or maintain market acceptance of our technologies or maintain price levels sufficient to realize profitable operations. There is also a possibility of increased government control or influence over a broad range of healthcare expenditures in the future. Any such trend could negatively impact the market for our drug delivery technologies.

The loss of any existing licensing agreements or the failure to enter into new licensing agreements could substantially affect our revenue

         We believe that the introduction and broad acceptance of our drug delivery technologies is in part dependent upon the success of our current and any future development and licensing arrangements with pharmaceutical and medical device companies covering the development, manufacture, use and marketing of drug delivery technologies with specific parenteral drug therapies. We anticipate that under these arrangements the pharmaceutical or medical device company will assist in the development of systems for such drug therapies and collect or sponsor the collection of the appropriate data for submission for regulatory approval of the use of the drug delivery technology with the licensed drug therapy. The pharmaceutical or medical device company also will be responsible for distribution and marketing of the technologies for these drug therapies either worldwide or in specific territories. We are currently a party to a number of such agreements. There can be no assurance that we will be successful in executing additional agreements with pharmaceutical or medical device companies or that existing or future agreements will result in increased sales of our drug delivery technologies. If we do not enter into additional agreements in the future, or if our current or future agreements do not result in successful marketing of our products, our business, results of operations and financial condition could be adversely affected, and our revenues and gross profits may be insufficient to allow us to achieve and/or sustain profitability. As a result of these arrangements, we are dependent upon the development, data collection and marketing efforts of such pharmaceutical and medical device companies. The amount and timing of resources such pharmaceutical and medical device companies devote to these efforts are not within our control, and such pharmaceutical and medical device companies could make material decisions regarding these efforts that could adversely affect our future financial condition and results of operations. In addition, factors that adversely impact the introduction and level of sales of any drug covered by such licensing arrangements, including competition within the pharmaceutical and medical device industries, the timing of regulatory or other approvals and intellectual property litigation, may also negatively affect sales of our drug delivery technology.

         Additional risks that we face related to our collaborative agreements include the following:

         o other pharmaceutical and biotechnology companies may not consider our technology the most

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                  appropriate to provide the additional benefit such companies require in order for them to justify investment in our technology, and as a result we may be unable to enter into collaborative agreements to develop additional products using drug delivery technologies;

         o any existing or future collaborative agreements may not result in additional commercial products;

         o additional commercial products that we may develop may not be successful;

         o although none of our collaborative agreements have been terminated for failure to meet milestones, we may not be able to meet future milestones established in our agreements (such milestones generally being structured around satisfactory completion of certain phases of clinical development, regulatory approvals and commercialization of our product) and thus, would not receive the fees; and

         o we may not be able to develop successful new drug delivery technologies that will be attractive to potential pharmaceutical company partners.

The failure of any of our third party licensees to develop, obtain regulatory approvals for, market, distribute and sell our products could substantially reduce our revenue

         Pharmaceutical company partners help us develop, obtain regulatory approvals for, manufacture and sell our products. If one or more of these pharmaceutical company partners fail to pursue the development or marketing of the products as planned, our revenues and gross profits may not reach expectations or may decline. We may not be able to control the timing and other aspects of the development of products because pharmaceutical company partners may have priorities that differ from ours. Therefore, commercialization of products under development may be delayed unexpectedly. Further, we may incorporate certain of our drug delivery technologies into the oral dosage forms of products marketed and sold by pharmaceutical company partners. We do not have a direct marketing channel to consumers for drug delivery technologies. Therefore, the success of the marketing organizations of the pharmaceutical company partners, as well as the level of priority assigned to the marketing of the products by these entities, which may differ from our priorities, will determine the success of the products incorporating our technologies.

Because the barriers to entry in our product market are low, we face increasing competition which could force us to reduce our prices and, consequently, decrease our planned profits

         Our current competition comes primarily from traditional hypodermic needles and syringes that are used for the vast majority of injections administered today and from transdermal patch and gel products marketed by others. Currently, competition in the needle-free injection market is limited to small companies with limited financial and other resources, but the barriers to entry are currently low, and additional competitors may enter the needle-free injection systems market, including companies with substantially greater resources and experience than us. There can be no assurance that we will be able to compete effectively against our current or potential competitors in the drug delivery market, or that such competitors will not succeed in developing or marketing products that will be more accepted in such market. Competition in this market could also force us to reduce the prices of our technologies below currently planned levels, which could adversely affect our revenues and future profitability.

We have applied for, and have received, several patents, and we may be unable to protect our intellectual property, which would negatively affect our ability to compete

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         Our success depends, in part, on our ability to obtain and enforce patents for our products, processes and technologies and to preserve our trade secrets and other proprietary information. If we cannot do so, our competitors may exploit our innovations and deprive us of the ability to realize revenues and profits from our developments.

         Currently, we have been granted 23 patents in the United States and 23 patents in other countries. We have also made application for a total of 44 patents, both in the United States and other countries. Any patent applications we may have made or may make relating to our potential products, processes and technologies may not result in patents being issued. Our current patents may not be valid or enforceable and may not protect us against competitors that challenge our patents, obtain patents that may have an adverse effect on our ability to conduct business or are able to circumvent our patents. Further, we may not have the necessary financial resources to enforce our patents.

         To protect our trade secrets and proprietary technologies and processes, we rely, in part, on confidentiality agreements with employees, consultants and advisors. These agreements may not provide adequate protection for our trade secrets and other proprietary information in the event of any unauthorized use or disclosure, or if others lawfully develop the information.

Others may bring infringement claims against us, which could be time-consuming and expensive to defend

         Third parties may claim that the manufacture, use or sale of our drug delivery technologies infringe their patent rights. If such claims are asserted, we may have to seek licenses, defend infringement actions or challenge the validity of those patents in court. If we cannot obtain required licenses, are found liable for infringement or are not able to have these patents declared invalid, we may be liable for significant monetary damages, encounter significant delays in bringing products to market or be precluded from participating in the manufacture, use or sale of products or methods of drug delivery covered by the patents of others. We may not have identified, or be able to identify in the future, United States or foreign patents that pose a risk of potential infringement claims.

         Additionally, the drugs to which our drug delivery technologies are applied are generally the property of the pharmaceutical companies. Those drugs may be the subject of patents or patent applications and other forms of protection owned by the pharmaceutical companies or third parties. If those patents or other forms of protection expire, become ineffective or are subject to the control of third parties, sales of the drugs by the collaborating pharmaceutical company may be restricted or may cease. Our revenues, in that event, may decline.

We may incur significant costs seeking approval for our products, which could delay the realization of revenue and, ultimately, decrease our revenues from such products

         The design, development, testing, manufacturing and marketing of pharmaceutical compounds, medical nutrition and diagnostic products and medical devices are subject to regulation by governmental authorities, including the FDA and comparable regulatory authorities in other countries. The approval process is generally lengthy, expensive and subject to unanticipated delays. Currently, we, along with our partners, are actively pursuing marketing approval for a number of products from regulatory authorities in other countries and anticipate seeking regulatory approval from the FDA for products developed pursuant to the agreement with BioSante. Our revenue and profit will depend, in part, on the successful introduction and marketing of some or all of such products by us or our partners. There can be no assurance as to when or whether such approvals from regulatory authorities will be received.

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         Applicants for FDA approval often must submit extensive clinical data and supporting information to the FDA. Varying interpretations of the data obtained from pre-clinical and clinical testing could delay, limit or prevent regulatory approval of a drug product. Changes in FDA approval policy during the development period, or changes in regulatory review for each submitted new drug application also may cause delays or rejection of an approval. Even if the FDA approves a product, the approval may limit the uses or "indications" for which a product may be marketed, or may require further studies. The FDA also can withdraw product clearances and approvals for failure to comply with regulatory requirements or if unforeseen problems follow initial marketing.

         In other jurisdictions, we, and the pharmaceutical companies with whom we are developing technologies, must obtain required regulatory approvals from regulatory agencies and comply with extensive regulations regarding safety and quality. If approvals to market the products are delayed, if we fail to receive these approvals, or if we lose previously received approvals, our revenues would be reduced. We may not be able to obtain all necessary regulatory approvals. We may be required to incur significant costs in obtaining or maintaining regulatory approvals.

Our business could be harmed if we fail to comply with regulatory requirements and, as a result, are subject to sanctions

         If we, or pharmaceutical companies with whom we are developing technologies, fail to comply with applicable regulatory requirements, we, and the pharmaceutical companies, may be subject to sanctions, including the following:

         o        warning letters;

         o        fines;

         o        product seizures or recalls;

         o        injunctions;

         o refusals to permit products to be imported into or exported out of the applicable regulatory jurisdiction;

         o        total or partial suspension of production;

         o        withdrawals of previously approved marketing applications; or

         o        criminal prosecutions.

Our revenues may be limited if the marketing claims asserted about our products are not approved

         Once a drug product is approved by the FDA, the Division of Drug Marketing, Advertising and Communication, the FDA's marketing surveillance department within the Center for Drugs, must approve marketing claims asserted by our pharmaceutical company partners. If a pharmaceutical company partner fails to obtain from the Division of Drug Marketing acceptable marketing claims for a product incorporating our drug technologies, our revenues from that product may be limited. Marketing claims are the basis for a product's labeling, advertising and promotion. The claims the pharmaceutical company partners are asserting about our drug delivery technologies, or the drug product itself, may not be approved by the Division of Drug Marketing.

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Product liability claims related to participation in clinical trials or the use or misuse of our products could prove to be costly to defend and could harm our business reputation

         The testing, manufacturing and marketing of products utilizing our drug delivery technologies may expose us to potential product liability and other claims resulting from their use. If any such claims against us are successful, we may be required to make significant compensation payments. Any indemnification that we have obtained, or may obtain, from contract research organizations or pharmaceutical companies conducting human clinical trials on our behalf may not protect us from product liability claims or from the costs of related litigation. Similarly, any indemnification we have obtained, or may obtain, from pharmaceutical companies with whom we are developing drug delivery technologies may not protect us from product liability claims from the consumers of those products or from the costs of related litigation. If we are subject to a product liability claim, our product liability insurance may not reimburse us, or may not be sufficient to reimburse us, for any expenses or losses that may have been suffered. A successful product liability claim against us, if not covered by, or if in excess of the product liability insurance, may require us to make significant compensation payments, which would be reflected as expenses on our statement of operations. As the result either of adverse claim experience or of medical device or insurance industry trends, we may in the future have difficulty in obtaining product liability insurance or be forced to pay very high premiums, and there can be no assurance that insurance coverage will continue to be available on commercially reasonable terms or at all.

Our business could suffer if our competitors develop a superior drug delivery technology, and we are unable to effectively compete with that technology

         Our success depends, in part, upon maintaining a competitive position in the development of products and technologies in a rapidly evolving field. If we cannot maintain competitive products and technologies, our current and potential pharmaceutical company partners may choose to adopt the drug delivery technologies of our competitors. Drug delivery companies that compete with our technologies include Bioject Medical Technologies, Inc., Weston Medical Group plc, Equidyne Corporation, Bentley Pharmaceuticals, Inc., Cellegy Pharmaceuticals, Inc., Laboratoires Besins-Iscovesco, MacroChem Corporation, NexMed, Inc. and Novavax, Inc., along with other companies. We also compete generally with other drug delivery, biotechnology and pharmaceutical companies engaged in the development of alternative drug delivery technologies or new drug research and testing. Many of these competitors have substantially greater financial, technological, manufacturing, marketing, managerial and research and development resources and experience than we do, and, therefore, represent significant competition.

         In general, injection is used only with drugs for which other drug delivery methods are not possible, in particular with biopharmaceutical proteins (drugs derived from living organisms, such as insulin and human growth hormone) that cannot currently be delivered orally, transdermally (through the skin) or pulmonarily (through the lungs). Transdermal patches and gels are also used for drugs that cannot be delivered orally. Many companies, both large and small, are engaged in research and development efforts on novel techniques aimed at delivering such drugs through the skin, either without needle injection or by patch and gel. The successful development and commercial introduction of such a non-injection technique would likely have a material adverse effect on our business, financial condition, results of operations and general prospects.

         Competitors may succeed in developing competing technologies or obtaining governmental approval for products before we do. Competitors' products may gain market acceptance more rapidly than our products. Developments by competitors may render our products, or potential products, noncompetitive or obsolete.

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We expect our quarterly revenues and operating results to fluctuate for a number of reasons, which could cause our stock price to fluctuate

         Our operating results may vary significantly from quarter to quarter, in part because of changes in consumer buying patterns, aggressive competition, the timing of the recognition of licensing or development fee payments and the timing of, and costs related to, any future technology or new drug use introductions. Our operating results for any particular quarter are not necessarily indicative of any future results. The uncertainties associated with the introduction of any new technology or drug use and with general market trends may limit management's ability to forecast short-term results of operations accurately. Fluctuations caused by variations in quarterly operating results or our failure to meet analysts' projections or public expectations as to results may adversely affect the market price of our common stock.

Our business may suffer if we lose certain key officers or employees

         The success of our business is materially dependent upon the continued services of certain of our key officers and employees. The loss of such key personnel could have a material adverse effect on our business, operating results or financial condition. We plan on hiring personnel to work in the areas of regulatory/clinical, device production and administrative support. Competition for such personnel is intense, and there can be no assurance that we will be successful in attracting and retaining key personnel in the future.

We are involved in many international markets, and this subjects us to additional business risks

         We have offices and a research facility in Basel, Switzerland, and we also license and distribute our products in the European Community and the United States. These geographic localities provide economically and politically stable environments in which to operate. However, in the future, we intend to introduce products through partnerships in other countries. As we expand our geographic market, we will face additional ongoing complexity to our business and may encounter the following additional risks:

         o increased complexity and costs of managing international operations;

         o protectionist laws and business practices that favor local companies;

         o        dependence on local vendors;

         o multiple, conflicting and changing governmental laws and regulations;

         o        difficulties in enforcing our legal rights;

         o reduced or limited protections of intellectual property rights; and

         o        political and economic instability.

A significant portion of our international revenues is denominated in foreign currencies. An increase in the value of the U.S. dollar relative to these currencies may make our products more expensive and, thus, less competitive in foreign markets.

Future Terrorist Attacks Could Substantially Harm Our Business

         On September 11, 2001, the United States was the target of terrorist attacks of unprecedented scope. The U.S. government and media agencies were also subject to subsequent acts of terrorism through the distribution of anthrax through the mail. Such attacks and the U.S. government's ongoing response may lead to further acts of terrorism, bio-terrorism and financial and economic instability. The precise effects of these attacks, future attacks or the U.S. government's response to the same are difficult to determine, but they could have an adverse effect on our business, profitability and financial condition.

Risks Related to our Common Stock

Failure to comply with Nasdaq's listing standards could result in our delisting by Nasdaq from the SmallCap Market and severely limit the liquidity of our common stock.

         Our stock is currently traded on the Nasdaq SmallCap Market. Under Nasdaq's listing maintenance standards, if the closing bid price of a company's common stock remains under $1.00 per share for 30 consecutive trading days, Nasdaq will issue a deficiency notice to that company. If the closing bid price does not reach at least $1.00 per share for a minimum of ten consecutive trading days during the 180 calendar days following the issuance of the deficiency notice from Nasdaq, Nasdaq may delist that company's common stock from trading on the Nasdaq SmallCap Market. As of November 12, 2002, our stock has traded below $1.00 for 19 consecutive trading days.

         In order to avoid a delisting of our common stock, we may be required to take various measures including effecting a reverse split of our common stock. We cannot predict that a reverse stock split will increase the market price for our common stock. The history of similar stock split combinations for a company in like circumstances is often not positive. There is no assurance that the market price per share of our common stock following a reverse stock split will either exceed or remain in excess of the $1.00 minimum bid price as required by Nasdaq or that we will otherwise meet the requirements of Nasdaq for continued inclusion for trading on Nasdaq. Furthermore, the liquidity of our common stock could be adversely affected by the reduced number of shares that would be outstanding after a reverse stock split.

         If our stock is delisted and thus no longer eligible for quotation on the Nasdaq SmallCap Market, it may trade in the over-the-counter market, which is viewed by most investors as a less desirable and less liquid marketplace. The loss of our listing on the Nasdaq SmallCap Market would also complicate compliance with state blue-sky laws. Furthermore, our ability to raise additional capital would be severely impaired. As a result of these factors, the value of the common stock would decline significantly. Finally, the failure of our stock to be listed on the Nasdaq SmallCap Market would constitute a breach of the covenants we made pursuant to the sale of our 10% Secured Convertible Debentures, and we may be required to pay liquidated damages to the debenture holders in an amount equal to 3% of the outstanding amount of the debentures per month until the breach is cured.

Our stock price has been, and is likely to continue to be, volatile, which may result in a loss to our shareholders

         The market price for our common stock has been volatile. As of November 7, 2002, the 52-week low and high sales prices of our common stock reported by the Nasdaq SmallCap market ranged from $0.46 per share to $5.00 per share. The trading prices of our common stock could be subject to wide fluctuations in response to events or factors, many of which are beyond our control. These could include, without limitation (i) quarter to quarter variations in our operating results, (ii) announcements by us or our competitors regarding the results of regulatory approval filings, clinical trials or testing, (iii) developments or disputes concerning proprietary rights, (iv) technological innovations or new commercial products, (v) material changes in our collaborative arrangements and
(vi) general conditions in the medical technology industry. Moreover, the stock market has experienced extreme price and volume fluctuations, which have particularly affected the market prices of many medical technology and device companies and which have often been unrelated to the operating performance of such companies.

All decisions affecting our company are under the control of a single shareholder who owns a majority of the voting power of our common stock, and this could lower the price of our common stock

         As a result of our reverse business combination with Permatec in January 2001, Permatec Holding AG and its controlling shareholder, Dr. Jacques Gonella own a majority of (currently 62.3%) the outstanding shares of our common stock. Because of Permatec's and Dr. Gonella's control of the Company, investors will be unable to affect or change the management or the direction of the Company. As a result, some investors may be unwilling to purchase our common stock. If the demand for our common stock is reduced because of Permatec's and Dr. Gonella's control of the Company, the price of our common stock could be materially depressed.

         Because Permatec and Dr. Gonella own more than 50% of the combined voting power of our stock, they will be able to generally determine the outcome of all corporate actions requiring shareholder approval. As a result, Permatec and Dr. Gonella will be in a position to control all matters affecting our Company, including decisions as to our corporate direction and policies; future issuances of our common stock or other securities; our incurrence of debt; amendments to our articles of incorporation and bylaws; payment of dividends on our common stock; and acquisitions, sales of our assets, mergers or similar transactions, including transactions involving a change of control.

Sales of our common stock by our officers and directors may lower the market price of our common stock

         As of November 7, 2002, our officers and directors beneficially owned an aggregate of 6,392,061 shares (or 63.7%) of our common stock, including stock options exercisable within 60 days. If our officers and directors, or other shareholders, sell a substantial amount of our common stock, it could cause the market price of our common stock to decrease and could hamper our ability to raise capital through the sale of our equity securities.

Sales of our common stock by the holders of the convertible debentures may lower the market price of our common stock

         As of November 7, 2002, $1,832,096 principal amount of our secured convertible debentures were outstanding, and $175,000 had been converted into 227,932 shares of common stock. The debentures are convertible into such number of shares of common stock as is determined by dividing the principal amount thereof by the then current conversion price. The per share conversion price for the debentures is the lower of $2.50 or 75% of the average of the three lowest intraday trading prices, as reported on the Nasdaq SmallCap Market, during the twenty trading days prior to the conversion date. If converted on November 7, 2002, the conversion price would have been $0.42, and the outstanding debentures would have been convertible into approximately 4,345,238 shares of common stock, but this number of shares could prove to be significantly greater in the event of a decrease in the trading price of our common stock. Investors could therefore experience substantial dilution of their investment upon conversion of the debentures.

         As of November 7, 2002, 3,555,556 shares of common stock were reserved for issuance upon conversion of the debentures, although we intend to file a separate registration statement to increase the number of registered shares issuable upon conversion of the debentures. As of November 7, 2002, there were 10,031,163 shares of common stock outstanding. Of these outstanding shares, 3,255,734 shares were freely tradable without restriction under the Securities Act of 1933, as amended, unless held by affiliates.

 We do not expect to pay dividends in the foreseeable future

         We intend to retain all earnings in the foreseeable future for our continued growth and, thus, do not expect to declare or pay any cash dividends in the foreseeable future.

Anti-takeover effects of certain by-law provisions and Minnesota law could discourage, delay or prevent a change in control

         Our articles of incorporation and bylaws along with Minnesota law could discourage, delay or prevent persons from acquiring or attempting to acquire us. Our articles of incorporation authorize our board of directors, without action by our shareholders, to designate and issue preferred stock in one or more series, with such rights, preferences and privileges as the board of directors shall determine. In addition, our bylaws grant our board of directors the authority to adopt, amend or repeal all or any of our bylaws, subject to the power of the shareholders to change or repeal the bylaws. In addition, our bylaws limit who may call meetings of our shareholders.

         As a public corporation, we are prohibited by the Minnesota Business Corporation Act, except under certain specified circumstances, from engaging in any merger, significant sale of stock or assets or business combination with any shareholder or group of shareholders who own at least 10% of our common stock.